REDWOOD SCIENTIFIC TECHNOLOGIES, INC.

9007 Arrow Route, Suite 290

Rancho Cucamonga, CA 91730

June 27, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Redwood Scientific Technologies, Inc.
Request for Withdrawal of Registration Statement on Form 10-12G (File No. 000-56560)

Ladies and Gentlemen:

Redwood Scientific Technologies, Inc., a Delaware corporation (the “Company”), hereby respectfully requests the withdrawal of the Company’s Registration Statement on Form 10-12G filed with the Securities and Exchange Commission (the “Commission”) on June 13, 2023 (File No. 000-56560), together with all exhibits thereto (collectively, the “Registration Statement”).

The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Company is withdrawing the Registration Statement to prevent it from automatically becoming effective sixty days after the filing of the Registration Statement pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended.

The Company intends to file another Registration Statement on Form 10-12G with the Commission when its financial statements for the quarter ended March 31, 2023 are available. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call our legal counsel, Joseph E. Segilia, at (212) 660-3027.

Sincerely,

Redwood Scientific Technologies, Inc. By: /s/ Jason Cardiff Name: Jason Cardiff Title: Chief Executive Officer, President and Director	.